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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    7    )*
                                          --------


                                Reading Company
                                ---------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                  755332-50-9
                         -----------------------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  April 30, 1996
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  -----------------------
  CUSIP NO. 755332-50-9            SCHEDULE 13D             PAGE 2 OF 4 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Craig Corporation


- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [_]
 5

- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,452,526

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,452,526

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,452,256

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.4%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

          This Amendment No. 7 amends and supplements Amendment No. 6 of the
Schedule 13D, as previously amended (as so amended, the "Schedule 13D"), filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares of Class A Common Stock, $0.01 par value per share of Reading Company, a Pennsylvania corporation ("Reading").

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                   -------------------------------------------------

          The source of funds for Craig's purchase of 23,850 shares of Reading's Class A Stock is working capital. The total net consideration amounted to approximately $216,856.

          ITEM 4.  PURPOSE OF TRANSACTION.
                   ----------------------

          Item 4 is hereby amended to add the following:

          Craig has been advised by Reading that its request to increase its ownership interest in Reading above 50% was approved by the Board of Directors of Reading at a meeting held on April 30, 1996. The Board authorized Craig to acquire additional shares of Class A Stock such that Craig's total holdings would not exceed 55.0% of the issued and outstanding shares of Class A Stock.

          At a meeting of the Board of Directors of Craig held on April 30, 1996, the Board authorized management to purchase additional shares of Reading Class A Stock up to the limit set by the Reading Board of Directors. Management is currently negotiating to acquire approximately 70,000 shares of Class A Stock but there can be no assurance an agreement will be reached. If the acquisition is consummated, Craig's percentage interest in the Class A Stock would be in excess of 50% and Craig may purchase additional shares of Reading Class A Stock either privately or in open market transactions to bring its ownership interest up to the 55% approved by the Reading Board of Directors.

          ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.
                   ----------------------------------------

          Item 5 of the Schedule is hereby amended by this Amendment No. 7 to add the following:

          5(a). See Items 11 and 13 of the Cover Page concerning the securities of Reading beneficially owned by Craig.

          5(b). See Items 7, 8, 9 and 10 of the Cover Page concerning the calculation of the combined voting power represented by the securities of Reading beneficially owned by Craig.

          Craig has engaged in the following transactions in Class A Stock of Reading, all of which were effectuated in the over-the-counter market:

                                                               Page 4 of 4 Pages



   Date       Shares Purchased   Price Per Share
   ----       ----------------   ---------------
12/28/95                 4,500           $9.0625
12/29/95                 5,600            9.1205
1/3/96                   3,000            9.125
1/4/96                   2,000            9.125
1/9/96                   2,000            9.125
1/12/96                  6,750            9.00

                                   SIGNATURES
                                   ----------


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 2, 1996                     CRAIG CORPORATION
                                        a Delaware corporation


                                        By:/s/ Robin Skophammer
                                           -----------------------
                                           Robin Skophammer
                                           Chief Financial Officer